FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2022

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Evusheld approved in the EU for COVID-19

28 March 2022 07:00 BST

Evusheld long-acting antibody combination approved in the EU for pre-exposure prophylaxis (prevention) of COVID-19 in a broad population

Evusheld significantly reduced the risk of developing symptomatic COVID-19 in PROVENT Phase III trial, with protection lasting at least six months

Evusheld retains neutralising activity against the Omicron BA.2 subvariant, now the dominant strain in Europe

AstraZeneca's Evusheld (tixagevimab co-packaged with cilgavimab), a long-acting antibody combination, has been granted marketing authorisation in the European Union (EU) for the pre-exposure prophylaxis (prevention) of COVID-19 in a broad population of adults and adolescents aged 12 years and older weighing at least 40 kg.

The approval by the European Commission was based on results from the Evusheld clinical development programme, including data from the PROVENT Phase III pre-exposure prophylaxis trial which showed a 77% reduction in the risk of developing symptomatic COVID-19 compared to placebo at the primary analysis and an 83% reduction at a six-month median analysis, with protection from the virus lasting at least six months.1-3 Evusheld was generally well-tolerated in the trial.1-3

Christoph D. Spinner, MD, Consulting Physician Infectious Diseases and Pandemic Officer at the University Hospital Rechts der Isar and adjunct teaching professor at the Technical University of Munich, Munich, Germany, said: "Increasing COVID-19 cases, driven by the highly-transmissible BA.2 subvariant, and withdrawal of several pandemic public health measures make it important to protect vulnerable populations, such as the immunocompromised, from SARS-CoV-2 infection. The authorisation of Evusheld for a broad population will allow health authorities in the EU to identify the populations who are most at-risk and need additional protection."

Mene Pangalos, Executive Vice President, BioPharmaceuticals R&D, AstraZeneca, said: "The EU approval represents an important milestone in our efforts to help prevent COVID-19, and we will continue to work with governments across Europe to make Evusheld available as quickly as possible. Evusheld has the potential to provide long-lasting protection against COVID-19 for a broad population of individuals, including those who aren't adequately protected by a COVID-19 vaccine, as well as those at increased risk of exposure."

The recommended dose of Evusheld in Europe is 150mg of tixagevimab and 150mg of cilgavimab, administered as two separate sequential intramuscular (IM) injections.

There is a growing body of evidence from multiple independent in vitro and in vivo (animal model) studies supporting the potential of Evusheld to protect against the BA.1, BA.1.1 and BA.2 Omicron SARS-CoV-2 subvariants in circulation around the world.4-6 New data from Washington University School of Medicine demonstrated Evusheld retained potent neutralising activity against the emerging and highly transmissible BA.2 subvariant, which is the dominant strain in many European countries and currently accounts for over 60% of COVID-19 infections in Europe.6,7  This study also showed Evusheld reduced viral burden and limited inflammation in the lungs (in vivo) across all Omicron variants.6

Evusheld is authorised for emergency use for pre-exposure prophylaxis of COVID-19 in the US and has been granted conditional marketing authorisation by the Medicines and Healthcare products Regulatory Agency (MHRA) in Great Britain for pre-exposure prophylaxis of COVID-19. Additionally, there are a number of countries across Europe that have agreements in place to provide Evusheld.

People who are not adequately protected by a COVID-19 vaccine may particularly benefit from pre-exposure prophylaxis with Evusheld.8-12 This population includes about three million people in the EU who are immunocompromised such as people with cancer or transplant patients or anyone taking immunosuppressive medicines.13 People at increased risk of exposure to the SARS-CoV-2 virus could also benefit from protection with Evusheld.14

Evusheld is the only long-acting antibody combination with positive Phase III data in the prevention and treatment of COVID-19.2,15 AstraZeneca is progressing with filings around the globe for potential emergency use authorisation or marketing approval of Evusheld in both COVID-19 prophylaxis and treatment.

Notes

Evusheld
Evusheld, formerly known as AZD7442, is a combination of two long-acting antibodies - tixagevimab (AZD8895) and cilgavimab (AZD1061) - derived from B-cells donated by convalescent patients after SARS-CoV-2 infection. Discovered by Vanderbilt University Medical Center and licensed to AstraZeneca in June 2020, the human monoclonal antibodies bind to distinct sites on the SARS-CoV-2 spike protein16 and were optimised by AstraZeneca with half-life extension and reduction of Fc effector function. The half-life extension more than triples the durability of its action compared to conventional antibodies;17-19 data from the PROVENT Phase III trial show protection lasting at least six months.1,3 The reduced Fc effector function aims to minimise the risk of antibody-dependent enhancement of disease - a phenomenon in which virus-specific antibodies promote, rather than inhibit, infection and/or disease.20

Evusheld has been granted marketing authorisation in the European Union and Great Britain for pre-exposure prophylaxis (prevention) of COVID-19. In the United States, Evusheld is authorised for emergency use for pre-exposure prophylaxis of COVID-19 in people with moderate to severe immune compromise due to a medical condition or immunosuppressive medications and who may not mount an adequate immune response to COVID-19 vaccination, as well as those individuals for whom COVID-19 vaccination is not recommended due to a history of severe adverse reaction to a COVID-19 vaccine. This population includes people with blood cancers or other cancers being treated with chemotherapy, and those taking medications after an organ transplant or who are taking immunosuppressive drugs for conditions including multiple sclerosis and rheumatoid arthritis.1 It is also authorised for use and being supplied in several other countries around the world.

The primary data supporting the Evusheld authorisations are from the ongoing PROVENT Phase III pre-exposure prevention trial, which showed a statistically significant reduction in the risk of developing symptomatic COVID-19 compared to placebo, with protection from the virus continuing for at least six months (77% at primary analysis [8/3441 (0.2%) Evusheld arm, 17/1731 (1.0%) placebo arm]; 83% at median six month analysis [11/3441 (0.3%) Evusheld arm, 31/1731 (1.8%) placebo arm]).1-3 Follow-up is ongoing to establish the full duration of protection provided by Evusheld.

In October 2021, AstraZeneca announced positive high-level results from the TACKLE Phase III outpatient treatment trial in which a 600mg IM dose of Evusheld was generally well-tolerated. AstraZeneca is discussing the TACKLE mild-to-moderate COVID-19 treatment data with health authorities.

Evusheld was generally well-tolerated in the trials.

Evusheld is being developed with support from the US government, including federal funds from the Department of Health and Human Services; Office of the Assistant Secretary for Preparedness and Response; Biomedical Advanced Research and Development Authority in partnership with the Department of Defense; Joint Program Executive Office for Chemical, Biological, Radiological and Nuclear Defense, under Contract No. W911QY-21-9-0001.

Under the terms of the licensing agreement with Vanderbilt, AstraZeneca will pay single-digit royalties on future net sales.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1.
US Food and Drug Administration. FACT SHEET FOR HEALTHCARE PROVIDERS: EMERGENCY USE AUTHORIZATION FOR EVUSHELDTM (tixagevimab co-packaged with cilgavimab). Available at: https://www.fda.gov/media/154701/download [Last accessed March 2022].
2.
AstraZeneca news release. AZD7442 PROVENT Phase III prophylaxis trial met primary endpoint in preventing COVID-19. Available at: https://www.astrazeneca.com/media-centre/press-releases/2021/azd7442-prophylaxis-trial-met-primary-endpoint.html [Last accessed: March 2022].
3.
AstraZeneca news release. New analyses of two AZD7442 COVID-19 trials in high-risk populations confirm robust efficacy and long-term prevention.  Available at: https://www.astrazeneca.com/media-centre/press-releases/2021/new-analyses-of-two-azd7442-covid-19-phase-iii-trials-in-high-risk-populations-confirm-robust-efficacy-and-long-term-prevention.html. [Last accessed: March 2022]
4.
Dejnirattisai W, et al. SARS-CoV-2 Omicron-B.1.1.529 leads to widespread escape from neutralizing antibody responses. Cell. 2022;185(3):467-484.e15.
5.
VanBlargan LA, et al. An infectious SARS-CoV-2 B.1.1.529 Omicron virus escapes neutralization by therapeutic monoclonal antibodies. Nature Medicine. 2022; 28:490-495.
6.
Case, J et al. Resilience of S309 and AZD7442 monoclonal antibody treatments against infection by SARS-CoV-2 Omicron lineage strains. Available at: https://www.biorxiv.org/content/10.1101/2022.03.17.484787v1 [Last accessed March 2022].
7.
COVID CG. (2022). GISAID. Available at: https://covidcg.org/?groupKey=lineage®ion=Europe&residueCoordinates=1%2C1274&selectedGene=S&tab=group [Last accessed: March 2022].
8.
Centers for Disease Control and Prevention. Altered Immunocompetence. General Best Practice Guideline for Immunization: Best Practices Guidance of the Advisory Committee on Immunization Practices. Available at: https://www.cdc.gov/vaccines/hcp/acip-recs/general-recs/immunocompetence.html [Last accessed: March 2022]
9.
Boyarsky BJ, et al. Immunogenicity of a single dose of SARS-CoV-2 messenger RNA vaccine in solid organ transplant recipients. JAMA. 2021; 325 (17):1784-1786.
10.
Rabinowich L, et al. Low immunogenicity to SARS-CoV-2 vaccination among liver transplant recipients. J Hepatol. 2021; 75(2):435-438.
11.
Deepak P, et al. Glucocorticoids and B cell depleting agents substantially impair immunogenicity of mRNA vaccines to SARS-CoV-2. medRxiv [Preprint]. 2021 Apr 9:2021.04.05.21254656. doi: 10.1101/2021.04.05.21254656.
12.
Simon D, et al. SARS-CoV-2 vaccination responses in untreated, conventionally treated and anticytokine-treated patients with immune-mediated inflammatory diseases. Ann Rheum Dis. 2021; 80(10):1312-1316.
13.
AstraZeneca Data on File.
14.
Centers of Disease Control and Prevention. Risk Factors of Exposure to COVID-19: Racial and Ethnic Health Disparities. 2020. Available from: https://www.cdc.gov/coronavirus/2019-ncov/community/health-equity/racial-ethnic-disparities/increased-risk-exposure.html. [Last accessed: March 2022].
15.
AstraZeneca news release. Evusheld reduced risk of developing severe COVID-19 or death in TACKLE Phase III outpatient treatment trial. Available at: https://www.astrazeneca.com/content/astraz/media-centre/press-releases/2021/Evusheld-phiii-trial-positive-in-covid-outpatients.html. [Last accessed: March 2022].
16.
Dong J, et al. Genetic and structural basis for recognition of SARS-CoV-2 spike protein by a two-antibody cocktail. bioRxiv. 2021; doi: 10.1101/2021.01.27.428529.
17.
Robbie GJ, et al. A novel investigational Fc-modified humanized monoclonal antibody, motavizumab-YTE, has an extended half-life in healthy adults. Antimicrob Agents Chemother. 2013; 57 (12): 6147-53.
18.
Griffin MP, et al. Safety, tolerability, and pharmacokinetics of MEDI8897, the respiratory syncytial virus prefusion F-targeting monoclonal antibody with an extended half-life, in healthy adults. Antimicrob Agents Chemother. 2017; 61(3): e01714-16.
19.
Domachowske JB, et al. Safety, tolerability and pharmacokinetics of MEDI8897, an extended half-life single-dose respiratory syncytial virus prefusion F-targeting monoclonal antibody administered as a single dose to healthy preterm infants. Pediatr Infect Dis J. 2018; 37(9): 886-892.
20.
van Erp EA, et al. Fc-mediated antibody effector functions during respiratory syncytial virus infection and disease. Front Immunol. 2019; 10: 548.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 28 March 2022

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary